Exhibit 99.1

 INDIVIOR PLC (THE 'COMPANY')

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMR') AND PERSONS CLOSELY ASSOCIATED WITH THEM

The Company announces that it received notification on July 26, 2024 that Vishal Kalia, a

PDMR and Company's Chief Strategy and Global Impact Officer, purchased 4,664 Ordinary Shares of US$0.50 each in the Company ('Shares') at a price of US$12.71 per share on July 26, 2024.

Following this transaction, Vishal Kalia has an interest in 129,611 Shares.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vishal Kalia
2	Reason for the notification
a)	Position/status	PDMR - Chief Strategy and Global Impact Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Purchase of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$12.71	4,664
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	July 26, 2024
f)	Place of the transaction	Nasdaq Global Select Market